UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bukit Jalil Global Acquisition 1 Ltd.
Full name of registrant:
Former name if applicable:

31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 ½ Miles, Cheras
Address of principal executive office (Street and number):

Kuala Lumpur, Malaysia 55200
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bukit Jalil Global Acquisition 1 Ltd. (the “Company”) was unable to file its Annual Report on Form 10-K on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain information to finalize the Form 10-K.

Additionally, subject to the satisfaction of certain closing conditions, the Company is expecting to close the proposed business combination with Global IBO Group Ltd. (the “Business Combination” as disclosed earlier in the definitive proxy statement filed by the Company with the U.S. Securities and Exchange Commission on March 12, 2025) on or around April 7, 2025. After closing, the Company is not required to file the Form 10-K. If the closing of the Business Combination is expected to be delayed, the Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Seck Chyn “Neil” Foo	+603	91339688
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, primarily as a result of (i) the payment for the redemption in connection with the extension of the Company’s deadline to consummate a business combination, and (ii) the payments of the extension fee by the Company’s sponsor.

On June 29, 2024, the Company held an extraordinary general meeting (the “Extraordinary Meeting”), where the shareholders of the Company approved, among others, (1) the proposal (the “MAA Amendment Proposal”) to amend the Company’s then effective amended and restated memorandum and articles of association to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such business combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by June 30, 2024 (the “Termination Date”), and if the Company does not consummate a business combination by June 30 2024, the Termination Date may be extended up to twelve times, each by a monthly extension (the “Monthly Extension”), for a total of up to twelve months to June 30, 2025, without the need for any further approval of the Company’s shareholders, and (2) the proposal (the “NTA Requirement Amendment Proposal”) to amend the Company’s then effective amended and restated memorandum and articles of association to provide to eliminate the limitation that the Company may not redeem the Company’s public shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.

 In connection with the votes to approve the MAA Amendment Proposal and the NTA Requirement Amendment Proposal, 2,820,485 ordinary shares of the Company were rendered for redemption, which has been completed accordingly.

To effectuate each Monthly Extension, as of the date hereof, the Company’s sponsor has deposited the monthly extension fee in a total amount of $1,000,000 in the Company’s trust Account, and the Company has issued ten promissory notes to the Company’s sponsor in connection with such payments.

2

Bukit Jalil Global Acquisition 1 Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2025	By	/s/ Seck Chyn Foo
Seck Chyn Foo
Chief Executive Officer and Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

3